                   SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549



                               SCHEDULE 13D

                     UNDER THE SECURITIES ACT OF 1934

               INTERNATIONAL MUREX TECHNOLOGIES CORPORATION
------------------------------------------------------------------------------
                             (NAME OF ISSUER)


                              Common Shares
------------------------------------------------------------------------------
                      (TITLE OF CLASS OF SECURITIES)

                                46005H100
------------------------------------------------------------------------------
                              (CUSIP NUMBER)

Jose M. de Lasa                         with a copy to:
Senior Vice President, Secretary        Scott J. Davis
and General Counsel                     James T. Lidbury
Abbott Laboratories                     Mayer, Brown & Platt
100 Abbott Park Road                    190 South LaSalle Street
Abbott Park, Illinois 60064-3500        Chicago, Illinois 60603
(847) 937-6100                          (312)782-0600
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              (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
            AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS


                              March 16, 1998
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         (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box / /

                        (Continued on following pages)
                             (Page 1 of 28 Pages)

CUSIP NO.: 46005H100              13D


1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    AAC Acquisition Ltd. (None)
                    Abbott Laboratories (# 36-0698440)
------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) (_)

                                                        (b) (_)

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3    SEC USE ONLY

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4    SOURCE OF FUNDS

     WC

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                                     (_)

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

                    AAC Acquisition Ltd. - British Columbia
                    Abbott Laboratories - Illinois

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NUMBER OF           7   SOLE VOTING POWER

SHARES                  0
                    ----------------------------------------------------------
BENEFICIALLY
                    8   SHARED VOTING POWER
OWNED BY
                        5,980,499 *
EACH                ----------------------------------------------------------

                                                           Page 2 of 28 Pages

REPORTING           9    SOLE DISPOSITIVE POWER

PERSON                   0
                    ----------------------------------------------------------

WITH                10   SHARED DISPOSITIVE POWER

                         0

------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,980,499 Common Shares

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                        (_)

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     33.9%

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                                                           Page 3 of 28 Pages

14   TYPE OF REPORTING PERSON

     AAC Acquisition Ltd.          CO
     Abbott Laboratories           CO

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*    The power to vote is pursuant to voting agreements contained in shareholder agreements, dated March 13, 1998 (the "Major Shareholder Agreements"), among Abbott Laboratories, an Illinois corporation ("Parent"), and Edward J. DeBartolo, Jr., the Estate of Edward J. DeBartolo, the University of Notre Dame, C. Robert Cusick and F. Michael
     P. Warren (the "Major Shareholders"). In such Major Shareholder Agreements, each Major Shareholder has agreed to vote to the extent they are permitted to vote at law, all of the Common Shares (as defined in Item 1) held by them (i) in the manner directed by Parent with respect to any matters related to the acquisition of International Murex Technologies Corporation, a company organized under the laws of British Columbia (the "Company"), by Parent and (ii) against any other amalgamations, mergers, recapitalizations, business combinations, sales of assets, liquidations or similar transactions involving the Company, or any other matters which would be inconsistent with Parent's intended acquisition of the Company. In furtherance of such voting agreements, the Major Shareholders have granted Parent an irrevocable proxy to vote all of the Common Shares held by them in accordance with the foregoing on any matters which may be presented to shareholders of the Company with respect to any matters related to the acquisition of the Company by Parent or any other amalgamations, mergers, recapitalizations, business combinations, sales of assets, liquidations or similar transactions involving the Company, or any other matters which would be inconsistent with Parent's proposed acquisition of the Company.

                                                          Page 4 0f 28 Pages

ITEM 1.   SECURITY AND ISSUER.

     This statement relates to the common shares, without par value (the "Common Shares"), of International Murex Technologies Corporation, a company organized under the laws of British Columbia (the "Company"), which has its principal executive offices at 2255 B. Queen Street, East, Suite 828, Toronto, Ontario, Canada M4E 1G3.

ITEM 2.   IDENTITY AND BACKGROUND.

(a)-(f) AAC Acquisition Ltd. ("Purchaser"), a British Columbia company and an indirect wholly owned subsidiary of Abbott Laboratories, an Illinois corporation ("Parent"), recently was organized for the purpose of making an offer to purchase all of the outstanding Common Shares of the Company (the "Offer") and then, subsequent to the completion of the Offer, effecting either a statutory right of acquisition (the "Compulsory Acquisition") or an amalgamation or other business combination (the "Amalgamation"). Purchaser has not carried on any activities except in connection with the Offer and either the Compulsory Acquisition or the Amalgamation. The principal executive offices of Purchaser are located at 100 Abbott Park Road, Abbott Park, Illinois 60064. All the outstanding capital stock of Purchaser is owned by a wholly owned subsidiary of Parent.

     Parent is an Illinois corporation with its principal offices located at 100 Abbott Park Road, Abbott Park, Illinois 60064. Parent's principal business is the discovery, development, manufacture and sale of a broad and diversified line of health care products. Parent is a public company whose stock is traded on the New York Stock Exchange, Inc.

     The following table sets forth the names of each director and executive officer of Parent. Unless otherwise indicated below, the address of each director and officer is 100 Abbott Park Road, Abbott Park, Illinois 60064 and each such person is a citizen of the United States.


     NAME                          POSITION
     ----                          --------
     Joy A. Amundson               Senior Vice President, Ross Products
     K. Frank Austen, M.D.         Director
     Catherine V. Babingto         Vice President, Investor Relations and
                                   Public Affairs
     Thomas D. Brown               Senior Vice President, Diagnostic
                                   Operations
     Duane L. Burnham              Chairman of the Board; Chief Executive
                                   Officer; Director
     Gary R. Byers                 Vice President, Internal Audit
     Paul N. Clark                 Executive Vice President
     Gary P. Coughlan              Senior Vice President, Finance and Chief
                                   Financial Officer
     Jose M. de Lasa               Senior Vice President; Secretary and
                                   General Counsel

                                                         Page 5 of 28 Pages


     NAME                          POSITION
     ----                          --------
     William G. Dempsey            Senior Vice President, Chemical and
                                   Agricultural Products
     Kenneth W. Farmer             Vice President, Management Information
                                   Services and Administration
     H. Laurance Fuller            Director
     Thomas C. Freyman             Vice President and Treasurer
     Richard A. Gonzalez           Senior Vice President, Hospital Products
     Arthur J. Higgins             Senior Vice President, Pharmaceutical
                                   Operations
     Thomas R. Hodgson             President and Chief Operating Officer;
                                   Director
     David A. Jones                Director
     John G. Kringel               Senior Vice President
     John F. Lussen                Vice President, Taxes
     Thomas M. McNally             Senior Vice President
     Theodore A. Olson             Vice President and Controller
     The Rt. Hon. Lord Owen CH     Director
       -Lord Owen is a British
        subject
     Robert L. Parkinson, Jr.      Executive Vice President
     Boone Powell, Jr.             Director
     Addison Barry Rand            Director
     W. Ann Reynolds, Ph.D         Director
     William D. Smithburg          Director
     Marcia A. Thomas              Vice President, Quality Assurance and
                                   Regulatory Affairs
     John R. Walter                Director
     Ellen M. Walvoord             Senior Vice President, Human Resources
     H. Thomas Watkins             Vice President, Abbott HealthSystems
     Steven J. Weger, Jr.          Vice President, Corporate Planning
                                   and Development
     William L. Weiss              Director
     Josef Wendler                 Senior Vice President, International
       -Mr. Wendler is a           Operations
        German citizen
     Miles D. White                Executive Vice President
     Lance B. Wyatt                Vice President, Corporate Engineering

     The following table sets forth the names of each director and executive officer of Purchaser. Unless otherwise indicated below, the address of each director and officer is 100 Abbott Park Road, Abbott Park, Illinois 60064 and each such person is a citizen of the United States.


     NAME                          POSITION
     ----                          --------
     Charles M. Brock              Secretary
     Thomas D. Brown               Vice President

                                                           Page 6 of 28 Pages


     NAME                          POSITION
     ----                          --------
     Gary P. Coughlan              Vice President
     Thomas C. Freyman             Treasurer
     Honey Lynn Goldberg           Assistant Secretary
     John F. Lussen                Vice President, Taxes
     Peter J. O'Callaghan          Director
       -Mr. O'Callaghan is a
        Canadian citizen
       -Mr. O'Callaghan's
        business address is:
        595 Burrard Street
        P.O. Box 49314
        Vancouver,
        British Columbia V7X1L3
     Jeffrey L. Smith              Director
       -Mr. Smith is a
        Canadian citizen
       -Mr. Smith's business
        address is:
        7115 Millcreek Drive,
        Second Floor
        Mississauga, Ontario
        L5N3R3
     Miles D. White                President and Director

     During the last five years, neither Parent nor Purchaser, nor, to the best of their knowledge, any of the foregoing executive officers and directors of Parent or Purchaser has (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The total amount of funds required by Purchaser and Parent to consummate the Offer and either the Compulsory Acquisition or the Amalgamation and to pay related fees and expenses is estimated to be approximately U.S.$237,000,000. The total amount of funds required by Parent and Purchaser pursuant to the Major Shareholder Agreements is approximately U.S.$77,746,487. Purchaser will obtain all funds required by it from Parent.
 Parent will cause the required funds to be made available to Purchaser and Parent expects to obtain all required funds from borrowings at market interest rates. Such borrowings may be repaid by Parent from time to time, in whole or in part, from internally generated funds or from the proceeds of other borrowings.

ITEM 4.   PURPOSE OF TRANSACTION.

     The purpose of the Offer is to enable Purchaser to acquire any and all outstanding Common Shares. If Purchaser purchases Common Shares pursuant to the Offer, Purchaser intends to exercise its statutory right, if and to the extent available, to acquire all of the Common

                                                          Page 7 of 28 Pages

Shares not purchased in the Offer by way of a Compulsory Acquisition or an Amalgamation.

     Section 255 of the Company Act (British Columbia)("BCCA") permits an offeror to acquire shares not tendered to an offer for all of the shares of a particular class of shares of a corporation if, within four months after the date of the offer, the offer is accepted by the holders of not less than 90% of the shares to which the offer relates, other than shares held at the date of the offer by or on behalf of the offeror or its affiliates or associates (as such terms are defined in the BCCA).

     If, pursuant to the Offer, Purchaser acquires less than such number of Common Shares or elects not to pursue a Compulsory Acquisition of Common Shares under the BCCA or such provisions are not otherwise available, Purchaser is required under the Acquisition Agreement, dated as of March 13, 1998, among the Company, Purchaser and Parent to attempt to effect the Amalgamation.

     Depending on the number of Common Shares purchased by Purchaser pursuant to the Offer, the Common Shares may no longer meet the listing requirements for the Nasdaq National Market System.

     For a further discussion of the effects of the Offer and either the Compulsory Acquisition or the Amalgamation on the Company, see Item 6 below.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) Pursuant to the Major Shareholder Agreements, Parent may be deemed to be the beneficial owner of 5,980,499 Common Shares which represents 33.9% of the total outstanding Common Shares.

     (b) Parent has the shared power to vote or to direct the vote of 5,980,499 Common Shares. Pursuant to the Major Shareholder Agreements, each Major Shareholder has agreed to vote to the extent they are permitted to vote at law, all of the Common Shares held by them (i) in the manner directed by Parent with respect to any matters related to the acquisition of the Company, by Parent and (ii) against any other amalgamations, mergers, recapitalizations, business combinations, sales of assets, liquidations or similar transactions involving the Company, or any other matters which would be inconsistent with Parent's intended acquisition of the Company. In furtherance of such voting agreement, the Major Shareholders have granted Parent an irrevocable proxy to vote all of the Common Shares held by them in accordance with the foregoing on any matters which may be presented to shareholders of the Company with respect to any matters related to the acquisition of the Company by Parent or any other amalgamations, mergers, recapitalizations, business combinations, sales of assets, liquidations or similar transactions involving the Company, or any other matters which would be inconsistent with Parent's proposed acquisition of the Company.

                                                          Page 8 of 28 Pages

     (c) Neither Parent nor Purchaser have effected transactions in Common Shares in the past sixty days except as described herein.

     (d)  None.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

THE ACQUISITION AGREEMENT

     On March 16, 1998, the Company, Parent and Purchaser entered into an Acquisition Agreement dated as of March 13, 1998 (the "Acquisition Agreement"). Pursuant to the Acquisition Agreement, Purchaser commenced the Offer on March 20, 1998 to purchase any and all outstanding Common Shares for $13.00 per share, net to the seller in cash (the "Offer Price"). The following is a brief summary of the provisions of the Acquisition Agreement. This summary does not purport to be complete and is qualified in its entirety to the Acquisition Agreement which has been filed as an exhibit to this
Schedule 13D. Except as provided herein, all capitalized terms not otherwise defined herein shall have the meanings assigned to those terms in the Acquisition Agreement.

THE OFFER

     Pursuant to the terms of the Acquisition Agreement, Purchaser was required to commence the Offer no later than the fifth business day following the public announcement of the terms of the Acquisition Agreement. The obligation of Purchaser to accept for payment and pay for any Common Shares tendered pursuant to the Offer is subject only to certain conditions of the offer including (1) there being validly tendered and not properly withdrawn prior to the expiration of the Offer a number of Common Shares which constitutes at least 75% of the Company's outstanding voting power (assuming the exercise of all outstanding options to purchase shares which options are not subject to binding agreements to cancel) (the "Minimum Condition"), and
(2) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), the Canadian Competition Act, the Investment Canada Act, any applicable requirements of any laws or regulations relating to the regulation of monopolies or competition in Germany or any applicable requirements of the United Kingdom Fair Trading Act shall not have expired or been terminated. Certain other conditions to the Offer are contained in the Acquisition Agreement. Purchaser may increase the Offer Price and may make any other changes in the terms and conditions of the Offer, provided that Purchaser may only waive the Minimum Condition as long as Purchaser purchases at least a majority of the Common Shares outstanding (assuming the exercise of all outstanding options to purchase Common Shares which options are not subject to binding agreements to cancel) and that, unless previously approved by the Company in writing, no change may be made that decreases the price per Common Share payable in the Offer, changes the form of consideration payable in the Offer, reduces the maximum number of Common Shares that Purchaser offers to purchase in the Offer below a majority of the

                                                           Page 9 of 28 Pages

Common Shares outstanding (assuming the exercise of all outstanding options to purchase Common Shares which options are not subject to binding agreements to cancel), imposes conditions to the Offer in addition to the conditions set forth in the Acquisition Agreement or otherwise amends the terms of the Offer in any way that would be materially adverse to holders of Common Shares.

     Subject to the satisfaction of the conditions set forth in the Acquisition Agreement, Purchaser has agreed to accept for payment and pay for Common Shares which have been validly tendered and not withdrawn pursuant to the Offer as soon as it is permitted to do so under applicable law. Notwithstanding the foregoing, Purchaser (i) may extend the Offer to purchase Common Shares in excess of the Common Shares required to satisfy the Minimum Condition up to the tenth business day following the date on which all conditions to the Offer will first have been satisfied or waived, provided that, by virtue of making any such extension, Purchaser will be deemed to waive and thereafter shall not be entitled to assert any of the conditions to the consummation of the Offer contained in subsections (b), (c), (d) and (e) of Annex A of the Acquisition Agreement, (ii) shall extend the Offer at least until 11:59 p.m. New York City time on the sixth business day following the delivery to Parent of a Notice of Superior Proposal (as defined below) and
(iii) shall extend the Offer at least until the expiration of the period set forth in subsections (d) or (e) of Annex A of the Acquisition Agreement if a notice of breach has been delivered in accordance therewith.

     The Offer Price payable in the Offer shall be paid net to the seller in cash, upon the terms and subject to the conditions of the Offer.

     The Acquisition Agreement requires, as soon as practicable on the date of commencement of the Offer, (a) Parent and Purchaser to file (i) with the Securities and Exchange Commission (the "Commission") a Tender Offer Statement on Schedule 14D-1 with respect to the Offer and (ii) with the appropriate Canadian authorities any required filings with respect to the Offer, which in the case of both (i) and (ii) will contain the offer to purchase and form of the related letter of transmittal and (b) the Company to file a combined Solicitation/Recommendation Statement on Schedule 14D-9 and any Director Circulars required by Canadian law which it will mail to shareholders promptly at the time of the commencement of the Offer.
Purchaser and the Company also agreed to take all steps necessary to cause the offer to purchase and form of the related letter of transmittal to be disseminated to holders of Common Shares as and to the extent required by applicable U.S. and Canadian laws.

     At the consummation of the Offer, the Company's Board of Directors will
(i) terminate the International Murex Technologies Corporation Amended and Restated Employee Stock Purchase Plan ("ESPP") and (ii) notify all participants thereunder of its termination.

     The Company represented in the Acquisition Agreement that the Company's Board of Directors had made appropriate amendments to and determinations (the "Rights Plan Amendments and Determinations") under the Company's Rights Plan dated August 31, 1995 between the Company and The Bank of New York (the "Rights Plan"), including without limitation: (i) an amendment to the definition of "Acquiring Person" under the Rights Plan

                                                          Page 10 of 28 Pags
to exclude Parent, Purchaser and their subsidiaries from that definition;
(ii) an amendment to the definition of "Separation Time" under the Rights Plan to provide that the Separation Time shall not occur by virtue of the execution of the Acquisition Agreement or the Major Shareholder Agreements, the consummation of the transactions contemplated or permitted thereunder or the acquisition or purchase of Common Shares by Parent, Purchaser or their subsidiaries and a determination by the Company's Board of Directors to the same effect; and (iii) a determination by the Company's Board of Directors approving the acquisition of Common Shares by Parent, Purchaser or their subsidiaries pursuant to the Acquisition Agreement or the Major Shareholder Agreements, or any other acquisition or purchase of Common Shares by Parent, Purchaser or their subsidiaries.

BOARD REPRESENTATION

     Promptly upon the purchase by Purchaser of Common Shares pursuant to the Offer and from time to time thereafter, so long as Parent and Purchaser are not in material breach of their respective obligations under the Acquisition Agreement, Purchaser will be entitled to designate a number of directors on the Company's Board of Directors equal to the product of (i) the total number of directors on the Company's Board of Directors and (ii) Purchaser's percentage ownership of the outstanding Common Shares of the Company. The Company, at the request of the Purchaser, will either increase the size of the Company's Board of Directors or secure the resignation of the necessary number of directors to enable Purchaser's designees to be elected to the Company's Board of Directors, and will cause such designees to be elected to the Company's Board of Directors; provided, however, that at all times prior to the Completion of the Acquisition at least two persons who are directors of the Company as of March 13, 1998 (or persons designated by them) ("Continuing Directors") shall remain directors of the Company.

     Following the election or appointment of Purchaser's designees, any amendment to the Acquisition Agreement or the Articles of Association or the Memorandum of Association, any termination of the Acquisition Agreement by the Company, and any extension by the Company of the time for performance of obligations or the waiver of any rights under the Acquisition Agreement will require the concurrence of at least fifty percent of the Continuing Directors.

COMPANY STOCK OPTIONS

     Unless Parent and the Company make the Option Election (as defined below), the Company will, prior to completion of the Offer: (i) use its best efforts to amend each outstanding stock option, warrant or other right to acquire Common Shares ("Company Options") or any plans with respect to Company Options to permit vesting of unvested and exercise of Company Options contingent on consummation of the Offer; (ii) declare all Company Options to be fully exercisable and vested prior to the completion of the Offer and contingent on consummation of the Offer; and (iii) use its best efforts to cause the holders of Company Options to exercise their Company Options and tender the Common Shares so acquired in the Offer.

     Parent and the Company may agree, after consulting their respective counsel, to implement the steps described in Section 1.4(b) of the Acquisition Agreement and summarized in this paragraph (the "Option Election") instead of the steps

                                                          Page 11 of 28 Pages
described in the preceding paragraph.  If the parties make the Option
Election: (i) immediately prior to consummation of the Offer, the Company will offer to pay to the holder of each Company Option, in exchange for the agreement by such holder to cancel his, her or its Company Options, an amount equal to (x) the difference between the Offer Price and the per Common Share exercise price of such Company Option, multiplied by (y) the number of Common Shares underlying such holder's Company Option; (ii) the Company will use its best efforts to cause the holders of Company Options to accept the Company's offer set forth above and enter into appropriate cancellation agreements; and
(iii) Parent will, immediately following consummation of the Offer, lend to (subject to any of the Company's contractual restrictions and at the Applicable Federal Rate) or contribute to the capital of the Company cash in an amount equal to the amount necessary to satisfy payment by the Company of the amounts required under the Option Election.

     The Company, Parent and the Company's Board of Directors shall take whatever actions are required such that, as of the Effective Time (as defined below), any Company Options not exercised or canceled pursuant to the preceding two paragraphs are converted into a fully vested and exercisable right to acquire common stock of Parent in a manner that is substantially consistent with the requirements applicable to "issuing or assuming a stock option in a transaction to which section 424(a) applies," as that phrase is defined in Section 424(a) of the Internal Revenue Code of 1986, as amended; provided that the Company Options (and any replacements) will not confer on the holders thereof any rights to acquire securities of the Company. Parent will cooperate in whatever actions are required for the Company's Board of Directors to implement this procedure.

THE ACQUISITION

     The Acquisition Agreement provides for the completion of the acquisition of the Company by Purchaser or Parent (the "Completion of the Acquisition") through either (1) the Compulsory Acquisition if Purchaser has purchased at least 90% of the outstanding Common Shares in the Offer to permit a Compulsory Acquisition or, if not, (2) the Amalgamation of Purchaser with the Company following the Offer upon the terms and subject to the conditions summarized below and set forth in the Acquisition Agreement and in any other agreement required to effect the Amalgamation.

     The acquisition will become effective (the "Effective Time") (i) in the case of the Compulsory Acquisition, at such time as all outstanding Common Shares are owned, directly or indirectly, by Purchaser or Parent, and (ii) in the case of the Amalgamation, at the time at which a certificate of amalgamation is issued by the British Columbia Registrar of Companies.

     Purchaser must own 90% or more of the outstanding Common Shares to effect a Compulsory Acquisition. Subject to the satisfaction or waiver of the conditions set forth in the Acquisition Agreement, if after purchasing Common Shares in the Offer (and, if Purchaser chooses to do so, through open market purchases for 30 days or less), Purchaser owns enough Common Shares to effectuate a Compulsory Acquisition, Purchaser shall, as promptly as practicable thereafter, effectuate a Compulsory Acquisition in which every

                                                          Page 12 of 28 Pages
shareholder of the Company other than Purchaser surrenders his, her or its ownership of Common Shares to Purchaser in exchange for the payment by Purchaser to each such shareholder of the Offer Price, all in accordance with the provisions of Section 255 of the BCCA. Purchaser will as promptly as practicable make such filings and take such other actions as are necessary to implement the Compulsory Acquisition. Following a Compulsory Acquisition, the Company would continue in its present form.

     Subject to the satisfaction or waiver of the conditions set forth in the Acquisition Agreement, if after purchasing Common Shares in the Offer, Purchaser does not own enough Common Shares to effectuate a Compulsory Acquisition (and has not acquired enough Common Shares within 30 days through open market purchases if Purchaser has chosen to make such open market purchases), the parties will as soon as practicable thereafter consummate the Amalgamation as described in the next sentence and in any amalgamation agreement entered into to effect the Amalgamation (the "Amalgamation Agreement"). At the Effective Time of the Amalgamation: (i) Purchaser will amalgamate with the Company; (ii) the separate existence of Purchaser and the Company will cease; and (iii) a newly formed company ("Amalco") will continue as the successor company to the business and the undertakings theretofore undertaken by the Company and Purchaser.

     In connection with an Amalgamation, the Company, acting through the Company's Board of Directors, will, in accordance with applicable law as soon as practicable following the consummation of the Offer:

          (i) duly call, give notice of, convene and hold an annual or special meeting of its shareholders (the "Shareholders' Meeting") for the purpose of considering the Amalgamation;

          (ii) subject to the Company's Board of Directors' fiduciary obligations under applicable law, include in the Proxy Statement for the Shareholders' Meeting the recommendation of the Company's Board of Directors that shareholders of the Company vote in favor of the Amalgamation and the transactions contemplated by the Acquisition Agreement; and

          (iii) use its reasonable best efforts (A) to obtain and furnish the information required to be included by it in the Proxy Statement and, after consultation with Parent, respond promptly to any comments made by the Commission or the appropriate Canadian authorities with respect to the Proxy Statement and any preliminary version thereof and cause the Proxy Statement to be mailed to its shareholders at the earliest practicable time following the consummation of the Offer and
     (B) to obtain the necessary approvals by its shareholders of the Amalgamation.

     Parent will, and will cause Purchaser to, cause all Common Shares beneficially owned by them to be present and voting for the purpose of a quorum and to be voted affirmatively in favor of the Amalgamation at any meeting or solicitation of consents with respect thereto.

                                                          Page 13 of 28 Pages

     At the Effective Time, by virtue of the Amalgamation and without any action on the part of Parent, Purchaser, the Company or the holders of any of the following securities:

          (i) Each Common Share outstanding immediately prior to the Effective Time (except Common Shares subject to (ii)) will be exchanged for one Preference Share, as contemplated in the Amalgamation Agreement. In turn, each Preference Share will be immediately redeemed by Amalco upon payment to each remaining holder of Common Shares of the Offer Price for each Preference Share.

          (ii) Any Common Shares issued and outstanding immediately prior to the Effective Time and owned directly or indirectly by Purchaser, if any, will be canceled and retired, and no consideration will be delivered in exchange therefor.

          (iii) Each common share of Purchaser outstanding immediately prior to the Effective Time will be exchanged for an identical number of Amalco common shares.

     As soon as practicable after the Effective Time, Parent will cause The Bank of New York (the "Exchange Agent") to mail to each person who was a holder of record of Common Shares or Company Options at the Effective Time:
(i) a letter of transmittal (which will specify conditions on the exchange of Common Shares); and (ii) instructions for use in effecting the surrender of Common Share certificates in exchange for the aggregate Offer Price due each holder of Common Shares at the Effective Time. Upon surrender of Common Share certificates for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly executed, and such other documents as may be required by the Exchange Agent or such other agent, the holder of such Common Share certificates will be entitled to receive in exchange therefor the aggregate amount of the Offer Price due each holder of Common Shares at the Effective Time and the Common Share certificates so surrendered will be canceled.

     After the Effective Time, each outstanding Common Share certificate will, until surrendered for exchange as described above, be deemed for all purposes to evidence only the right to receive the aggregate Offer Price in respect of such Common Share certificate.

     Notwithstanding anything in the Acquisition Agreement to the contrary, a shareholder of the Company who did not tender Common Shares pursuant to the Offer may exercise the rights granted under the BCCA to apply to court in connection with Purchaser's plan to acquire any outstanding Common Shares pursuant to the Compulsory Acquisition. A shareholder of the Company who did not tender Common Shares pursuant to the Offer may exercise rights of dissent in the manner set forth in Section 207 of the BCCA in connection with the Amalgamation. If, after the Effective Time, such holder fails to perfect or withdraws or loses his, her or its right to apply to court to dissent, as applicable, such Common Shares will be treated as if they had been converted, as of the Effective Time, into a right to receive the Offer Price without interest thereon. The Company will give Parent prompt notice of any notices or demands received by the Company for appraisal of Common Shares, and, prior to the Effective Time, Parent will have the right to participate in all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the

                                                          Page 14 of 28 Pages

Company shall not, except with the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands.

REPRESENTATIONS AND WARRANTIES

     The Acquisition Agreement contains various representations and warranties of the Company, including representations by the Company, as to:
(i) organization, qualification and similar corporate matters of the Company and its subsidiaries, (ii) capitalization of the Company and its subsidiaries, (iii) the authorization, execution, delivery, performance and enforceability of the Acquisition Agreement, (iv) the non-contravention of the Acquisition Agreement and related transactions with any provision of the Memorandum of Association or Articles of Association, material contract, order, law or regulation to which the Company or its subsidiaries is a party or by which it is bound or obligated, (v) the filing of required Commission reports and the absence of untrue statements of material facts or omissions of material facts in such reports, (vi) the absence of changes or events which have had a material adverse effect on the Company and the absence of certain derivative instruments that would result in a material adverse effect on the Company, (vii) the absence of any untrue statement of a material fact or omission of any material fact required to be stated in any recommendation statement of the Company's Board of Directors or document related to the Offer, (viii) the absence of payments to any intermediary other than listed intermediaries of any finder's, professional or other fee or commission, (ix) claims and litigation, (x) the filing of tax returns and the payment of taxes, (xi) employee benefits matters, (xii) compliance with laws, rules, statutes, orders, ordinances or regulations, and material notes, bonds, mortgages, indentures, contracts, agreements, leases, licenses, permits, franchise or other instruments or obligations of the Company or any of its subsidiaries which would result in a material adverse effect, (xiii) the absence of environmental claims and compliance with all environmental laws and regulations, (xiv) possession of all necessary rights and licenses in intellectual property, (xv) contracts, agreements, indentures, leases, mortgages, licenses, plans, arrangements, understandings, commitments and other instruments (the "Significant Agreements"), (xvi) possession of all necessary insurance, (xvii) the absence of real property ownership and the possession and enforceability of all real property leases, (xviii) labor matters, (xix) the absence of notices, citations or decisions of governmental or regulatory bodies and recalls or warning letters from the United States Food and Drug Administration or non-U.S. counterparts with respect to any product produced, manufactured, marketed or distributed by the Company, and possession of and compliance with all necessary approvals, clearances, authorizations, licenses and registrations relating to the such products and
(xx) applicable voting requirements.

     The Acquisition Agreement contains various customary representations and warranties of Parent and Purchaser, including representations by Parent and Purchaser as to: (i) organization, qualification and similar corporate matters of Parent and Purchaser, (ii) the authorization, execution, delivery, performance and enforceability of the Acquisition Agreement, (iii) the non-contravention of the Acquisition Agreement and related transactions with any provision of the Certificate of Incorporation or By-Laws of Parent, the Memorandum of Association or Articles of Association of Purchaser, by-law, material contract, order, law or regulation to which Parent or Purchaser is a party or by which it is

                                                          Page 15 of 28 Pages
bound or obligated, (iv) the absence of untrue statements of material facts or omissions of material facts in any documents related to the Offer and in information provided to the Company in connection with the Schedule 14D-1 and proxy statement, (v) the absence of prior activities of Purchaser other than in connection with or as contemplated by the Acquisition Agreement, (vi) the availability of all funds necessary to satisfy Purchaser's obligations under the Acquisition Agreement and (vii) the lack of beneficial or record ownership of any Common Shares by Parent or Purchaser immediately prior to execution of the Acquisition Agreement.

COVENANTS

     CONDUCT OF BUSINESS OF THE COMPANY. From the date of the Acquisition Agreement to the time Purchaser's designees are elected as directors of the Company, the Company and its subsidiaries will each conduct its operations in the ordinary course of business consistent with past practice, and the Company and its subsidiaries will each use its reasonable best efforts to preserve its business organization, to keep available the services of its officers and employees and to maintain existing relationships with licensors, licensees, suppliers, contractors, distributors, customers and others having business relationships with it.

     Accordingly, prior to the date Purchaser's designees are elected to the Company's Board of Directors, neither the Company nor any of its subsidiaries may, without the prior written consent of Purchaser, which consent will not be unreasonably withheld or delayed, engage or agree to engage in an enumerated list of transactions generally characterized as being outside the ordinary course of business. Transactions requiring Purchaser's prior approval include (but are not limited to) actions by the Company or its subsidiaries to: (i) amend its Articles of Association or Memorandum of Association or increase or propose to increase the number of directors; (ii) authorize for issuance, issue, sell, deliver or agree to commit to issue, sell or deliver any stock of any class or any other securities or equity equivalents (including, without limitation, stock appreciation rights), except under the ESPP, the issuance of up to 16,816 Common Shares pursuant to the Company's bonus plan or as required by option agreements as in effect as of the date of the Acquisition Agreement, or amend any of the terms of any such securities or agreements outstanding as of the date of the Acquisition Agreement; (iii) split, combine or reclassify any shares of its capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, stock, or property or any combination thereof) in respect of its capital stock, or redeem, repurchase or otherwise acquire any of its securities or any securities of its subsidiaries; (iv) incur any debt or issue any debt securities or (except in the ordinary course of business consistent with past practice) assume, guarantee or endorse the obligations of any other person, make any loans, advances or capital contributions to, or investments in, any other person (other than to wholly owned subsidiaries of the Company), pledge or otherwise encumber shares of capital stock of the Company or any of its subsidiaries or (except in the ordinary course of business consistent with past practice) mortgage or pledge any of its assets or create any lien thereupon other than Permitted Liens (as defined in the Acquisition Agreement); (v) enter into, adopt, amend or terminate any bonus, profit sharing, compensation, severance, termination, or other employee benefit arrangement not required by any such plan or arrangement; (vi) acquire, sell, lease, encumber, transfer or dispose of any assets of the Company and its subsidiaries; (vii) change any of the accounting principles or practices used by it, except as may be required as a result of a change in law or in generally accepted

                                                          Page 16 of 28 Pages
accounting principles; (viii) acquire any corporation, partnership or other business organization or division thereof, authorize any new expenditure in excess of U.S.$200,000 between March 13, 1998 and March 31, 1998 and, thereafter, in excess of the amounts set forth in the monthly capital budgets to be prepared by the Company and approved by Parent in its reasonable discretion or settle any litigation; (ix) make any material tax election or settle or compromise any material tax liability; (x) pay, discharge or satisfy any claims, liabilities or obligations outside the ordinary course of business or not in accordance with their terms, except where such action would not result in a material adverse effect; (xi) terminate, modify, amend or waive compliance with any material provision of, any of the Significant Agreements, or fail to take any action necessary to preserve the material benefits of any Significant Agreement to the Company or any of its subsidiaries; (xii) enter into any agreement providing for the acceleration of payment or performance or other consequence as a result of a change in control of the Company; (xiii) enter into any agreement providing for any license (other than trademark or service mark licenses under supply or distribution contracts entered into in the ordinary course of business), sale, assignment or otherwise transfer any intellectual property or grant any covenant not to sue with respect to any of its intellectual property; (xiv) enter into any commitments to professionals outside the ordinary course of business or in excess of the amounts represented and warranted; (xv) cancel or terminate any material insurance policies (other than in connection with acquiring substantially equivalent replacement policies) or reduce the amount of coverage thereunder; or (xvi) agree to take any action which would violate the covenants.

     ACCESS TO INFORMATION. The Company will give Parent and Purchaser and their representatives reasonable access to all necessary information. Parent and Purchaser have agreed to be bound by the Confidentiality Agreement dated February 22, 1998, described below.

     REASONABLE BEST EFFORTS. Each of the parties will use its reasonable best efforts to take all actions and do all things reasonably necessary to consummate and make effective the transactions contemplated by the Acquisition Agreement.

     PUBLIC ANNOUNCEMENTS. Parent and Purchaser, on the one hand, and the Company, on the other hand, will consult with each other before issuing any press release or otherwise making any public statements with respect to the transactions contemplated by the Acquisition Agreement.

     INDEMNIFICATION. For a period not less than six years from the Effective Time, Parent will (i) indemnify and hold harmless the directors, officers, employees and agents of the Company (the "Indemnified Parties") from and against claims, losses or obligations arising out of events occurring prior to the Effective Time and relating to their service as a director, officer, employee or agent of the Company except to the extent an Indemnified Party has acted in bad faith or in a manner he did not reasonably believe to be in or not opposed to the best interests of the Company or, with respect to any criminal action or proceeding, had reasonable cause to believe his conduct was unlawful and (ii) cause the Company or Amalco, as the case may be, to maintain in effect the provisions in its Articles of Association and Memorandum of Association containing the provisions with respect to

                                                          Page 17 of 28 Pages
exculpation of director and officer liability and indemnification set forth in the Articles of Association and Memorandum of Association of the Company on the date of the Acquisition Agreement.

     In the event of any claim made against an Indemnified Party covered above, unless Parent, the Company or Amalco has elected to defend that claim, Parent, the Company or Amalco shall advance the reasonable fees and expenses of counsel selected by that Indemnified Party (which counsel shall be reasonably satisfactory to Parent and which counsel shall be the same for all Indemnified Parties unless a conflict of interest between them requires more than one counsel), upon receipt of a written undertaking by or on behalf of that Indemnified Party to repay such amounts if it shall ultimately be determined that Indemnified Party is not entitled to be indemnified as described here.

     Parent will cause Amalco to use its reasonable best efforts to maintain in effect for six years from the Effective Time, to the extent available, the coverage provided by the current directors' and officers' liability insurance policies maintained by the Company with respect to matters occurring prior to the Effective Time; provided, however, that Amalco will not be required to incur any annual premium in excess of 200% of the last annual aggregate premium paid prior to the date of the Acquisition Agreement for all current directors' and officers' liability insurance policies maintained by the Company.

     NOTIFICATION OF CERTAIN MATTERS. The Company will give prompt notice to Parent or Purchaser, and Parent or Purchaser will give prompt notice to the Company, as the case may be, of (i) the occurrence, or non-occurrence of any event which would be likely to cause any representation or warranty contained in the Acquisition Agreement to be untrue or inaccurate and (ii) any failure of the Company, Parent or Purchaser, as the case may be, to comply with or satisfy any covenant, condition or agreement under the Acquisition Agreement.

     TERMINATION OF STOCK PLANS. The Company's Board of Directors (or, if appropriate, any committee thereof) will adopt such resolutions or take such other actions as are required (i) to suspend the ESPP and employee contributions thereto effective as of March 16, 1998, (ii) to terminate the ESPP as of the date that Common Shares are purchased in the Offer and (iii) to ratify, for purposes of Section 16(b) of the Exchange Act, the transactions described in this paragraph. If the date of the consummation of the Offer occurs prior to the next Investment Date (as defined in the ESPP), then the ESPP will refund the payroll deductions made by the ESPP participants during the Offering Period (as defined in the ESPP) immediately preceding that Investment Date to the participants. If the date of the consummation of the Offer occurs on or after the Investment Date, then the payroll deductions will be applied to make purchases of Common Shares as provided in the ESPP.

     Prior to the consummation of the Offer, the Company's Board of Directors (or, if appropriate, any committee thereof) will adopt resolutions or take other actions necessary to ensure that, following the Effective Time, no participant in any stock, stock option, stock appreciation or other benefit plan of the Company or any of its subsidiaries will have any right thereunder to acquire any capital stock of Company or Amalco.

                                                          Page 18 of 28 Pages

     NO SOLICITATION. The Acquisition Agreement requires the Company immediately to cease any existing discussions or negotiations with any third parties with respect to any inquiry, proposal or offer for an amalgamation, merger, consolidation, business combination, sale of substantial assets, sale of shares of capital stock (including, without limitation, by way of a tender offer) or similar transactions involving the Company or any of its subsidiaries (an "Acquisition Proposal"). The Company will not, directly or indirectly, through any officer, director, employee, representative or agent or any of its subsidiaries, (i) solicit, initiate, continue or encourage an Acquisition Proposal, (ii) solicit, initiate, continue or engage in negotiations or discussions concerning, or provide any non-public information or data to any person or entity relating to, any Acquisition Proposal, or
(iii) agree to approve or recommend any Acquisition Proposal; provided, that
(A) if the Company's Board of Directors determines, based on the written advice of its independent financial advisors, that such Acquisition Proposal would, if consummated, result in a transaction more favorable to the Company's shareholders from a financial point of view than the transactions contemplated by this Acquisition Agreement and the Company's Board of Directors determine in good faith, based upon the written advice of independent legal counsel, that to do so would be required for the discharge of its fiduciary obligations, the Company may, after receiving an executed confidentiality agreement (with terms no less favorable to the Company than those contained in the Confidentiality Agreement entered into with Parent), furnish nonpublic information or data to, or enter into discussions or negotiations with, any person in connection with an unsolicited Acquisition Proposal or recommend an unsolicited Acquisition Proposal to the shareholders of the Company or (B) the Company may comply with Rule 14e-2 promulgated under the Exchange Act with regard to an Acquisition Proposal.

     If the Company's Board of Directors determine in good faith that any Acquisition Proposal constitutes a Superior Proposal (as defined below), the Company's Board of Directors will promptly give written notice, specifying the identity of the other party and the structure and material terms of such Superior Proposal (a "Notice of Superior Proposal"), to Parent. The Company's Board of Directors may (subject to the following sentences of this paragraph and compliance with the paragraph captioned "Termination" below), to the extent the Company's Board of Directors determines in good faith based upon written advice of independent legal counsel that it is necessary in order to comply with its fiduciary duties under applicable law, approve or recommend any such Superior Proposal, approve or authorize the Company's entering into an agreement with respect to such Superior Proposal, approve the solicitation of additional takeover or other investment proposals or terminate the Acquisition Agreement, in each case at any time after the fifth business day following delivery to Parent of the Notice of Superior Proposal.
 The Company may take any of the foregoing actions pursuant to the preceding sentence only if an Acquisition Proposal that was a Superior Proposal at the time of delivery of a Notice of Superior Proposal continues to be a Superior Proposal in light of any improved transaction proposed by Parent prior to the expiration of the five business day period specified in the preceding sentence. A "Superior Proposal" means any bona fide proposal for an Acquisition Proposal that the Company's Board of Directors determines in their good faith reasonable judgment, based on the written advice of its financial advisors, to be made by a person with the financial ability to consummate such proposal and to provide greater aggregate value to the Company and/or the

                                                          Page 19 of 28 Pages

Company's shareholders than the transactions contemplated by the Acquisition Agreement or otherwise proposed by Parent as contemplated in this paragraph.

     The Company will advise Parent of all such nonpublic information delivered to such person, and will notify Parent immediately (and in no event later than 24 hours) after receipt by the Company of any Acquisition Proposal or any request for nonpublic information in connection with an Acquisition Proposal or for access to the properties, books or records of the Company by any person or entity that informs the Company that it is considering making, or has made, an Acquisition Proposal.

     Such notice will be made orally and in writing and shall indicate in reasonable detail the identity of the offeror and the terms and conditions of such proposal, inquiry or contract.

     CHIRON LICENSE AGREEMENT. Immediately following the execution of the Acquisition Agreement, the Company delivered notice to Chiron Corporation ("Chiron") and Johnson & Johnson/Ortho Diagnostics Systems, Inc. ("Ortho") pursuant to Clause 27 of the Agreement dated August 27, 1996 among Chiron, Ortho, and the Company (the "Chiron/Ortho Agreement") that a Change in Control (as defined therein) had occurred. Chiron and Ortho have the option, to be exercised in writing within 15 business days to purchase at fair value the HCV immunoassay business of the Company.

     Without the prior written consent of Parent, the Company will not amend, waive, modify, supplement or otherwise alter any provision of the Chiron/Ortho Agreement, nor shall the Company offer to enter into or enter into any contract, agreement, understanding or other arrangement with any person respecting the Chiron/Ortho Agreement or the subject matter thereof. Without the prior written consent of Parent, under no circumstances shall the Company propose, negotiate or agree to any "fair value" as that term is described in Clause 27 of the Chiron/Ortho Agreement except, after consultation with Parent, as is otherwise specifically required to comply with the Chiron/Ortho Agreement or required by applicable law. The Company and its affiliates will receive and retain respectively, in the Company and, as the case may be, its affiliates, any and all proceeds of any sale of the HCV immunoassay business for fair value pursuant to Clause 27 of the Chiron/Ortho Agreement. No exercise of the option contained in Clause 27 of the Chiron/Ortho Agreement or the sale of HCV immunoassay business resulting therefrom shall be deemed to be a breach of any representation, warranty or covenant contained in the Acquisition Agreement, nor shall any such exercise be deemed to cause any condition contained in the Acquisition Agreement or the Offer to be unsatisfied.

     LITIGATION BETWEEN PARENT AND THE COMPANY. Immediately after the execution of the Acquisition Agreement, the parties will (i) cease to actively prosecute the patent infringement litigation between the Company and Parent, pending in the District Court for the Northern District of Georgia (No. 96-CV1676) (the "Abbott Litigation") and (ii) ask the court in the Abbott Litigation to stay that litigation. Promptly after the purchase by Purchaser of Common Shares pursuant to the Offer, the Company and Parent will take all steps necessary to dismiss with prejudice the Abbott Litigation.

                                                          Page 20 of 28 Pages

     RIGHTS PLAN. Unless the Acquisition Agreement the Major Shareholder Agreements have terminated without the purchase or acquisition by Parent or one of its subsidiaries of Common Shares pursuant to one or both of those agreements, the Company will not amend or modify the Rights Plan in a manner that would in any way nullify or conflict with the resolutions and determinations related to the Rights Plan approved by the Company's Board of Directors on March 15, 1998 and will not adopt any new shareholder rights plan or agreement or similar agreement, plan or measure that would nullify or conflict with the Rights Plan Amendments and Determinations, have an adverse effect on Parent, Purchaser or any of their subsidiaries if Parent, Purchaser or any of their subsidiaries purchase or acquire, or propose to purchase or acquire, any securities of the Company or enter into any agreement requiring or permitting the purchase or acquisition of any securities of the Company.

     POST-OPTION EXERCISE. If the Acquisition Agreement has been terminated and Parent or any of its subsidiaries have purchased any Common Shares pursuant to any Major Shareholder Agreement: (i) Parent and Purchaser will for six months following such purchase use reasonable best efforts to consummate the Amalgamation on essentially the same terms and conditions provided in the Acquisition Agreement, except that certain of the conditions to closing will be deemed to be waived; and (ii) if, despite the transaction contemplated by (i) above, the Amalgamation is not effected, Parent has agreed that it and its affiliates will not, for three years following the purchase of Common Shares pursuant to any Major Shareholder Agreement, acquire beneficial ownership of any Common Shares at less than the Offer Price (as adjusted for stock splits and similar events); PROVIDED, HOWEVER, that the restrictions described in this paragraph will not apply to the acquisition of less than 2% of the outstanding Common Shares by pension plans or similar fiduciary entities of Parent.

CONDITIONS TO THE COMPLETION OF THE ACQUISITION

     The obligations of the Company, Parent and Purchaser under the Acquisition Agreement are subject to the satisfaction or, if appropriate, waiver of the following conditions:

          (i) SHAREHOLDER APPROVAL. If required by applicable law, the Amalgamation will have been approved by the affirmative vote of the shareholders of the Company by the requisite vote in accordance with applicable law and any court approval required for the Amalgamation will have been obtained.

          (ii) NO PROHIBITION. No order, decree or ruling or other action restraining, enjoining or otherwise prohibiting the Completion of the Acquisition, which will have been issued or taken by any court or other governmental body.

          (iii) WAITING PERIOD. Any waiting period applicable to the Completion of the Acquisition under applicable law will have terminated or expired and the Canadian Office of Fair Trading has indicated, in terms satisfactory to Parent and Purchaser, that it is not the intention of the Canadian Secretary of State for Trade and Industry to refer the proposed acquisition of the Company, or any matter arising therefrom which

                                                          Page 21 of 28 Pages
     directly affects Parent, Purchaser or the Company, to the Canadian Monopolies and Mergers Commission.

          (iv) PURCHASE OF COMMON SHARES. Purchaser will have purchased Common Shares pursuant to the Offer.

     The obligations of Parent and Purchaser under the Acquisition Agreement are subject to the satisfaction or waiver by Parent at or prior to the Effective Time of the following further conditions: (i) the Company will have performed in all material respects its covenants, agreements and obligations up to the Effective Time; and (ii) unless Purchaser has purchased Common Shares pursuant to the Offer and except as otherwise contemplated by the Acquisition Agreement, the representations and warranties of the Company contained in the Acquisition Agreement which are qualified as to materiality will be true and correct and those which are not so qualified will be true and correct in all material respects, in each case, as of the date when made and at and as of the closing as though newly made at and as of that time.

     The obligations of the Company under the Acquisition Agreement are subject to the satisfaction or waiver by the Company, at or prior to the Effective Time, of the further condition that Parent and Purchaser will have performed in all material respects their respective covenants, agreements and obligations under the Acquisition Agreement up to the Effective Time.

TERMINATION

     The Acquisition Agreement provides that the Acquisition Agreement may be terminated and the Offer and the Completion of the Acquisition may be abandoned: (i) at any time prior to the consummation of the Offer by mutual written consent of Parent, Purchaser and the Company; (ii) at any time prior to the Effective Time by Parent or the Company to the extent that performance is prohibited, enjoined or otherwise materially restrained by any final, non-appealable judgment; (iii) at any time on or after August 31, 1998 if Purchaser has not purchased any Common Shares pursuant to the Offer; PROVIDED, that the right to terminate the Acquisition Agreement under this clause is not available to any party whose failure to fulfill any obligation under the Acquisition Agreement has been the cause of or resulted in such failure to purchase; (iv) by Parent prior to the purchase by Purchaser of Common Shares pursuant to the Offer, if (a) there has been a breach of any representation or warranty of the Company contained in the Acquisition Agreement which would reasonably be expected to materially and adversely affect the expected benefits for Parent of the transactions contemplated under the Acquisition Agreement or prevent the consummation of the Offer or the Completion of the Acquisition or (b) there has been a breach of any covenant or agreement of the Company contained in the Acquisition Agreement which would reasonably be expected to materially and adversely affect the expected benefits for Parent of the transactions contemplated hereunder or prevent the consummation of the Offer or the Completion of the Acquisition and which, in the case of either (a) or (b) above, if curable, has not been cured prior to the earlier of ten business days following notice of such breach; (v) prior to the purchase of Common Shares pursuant to the Offer and no earlier than five

                                                          Page 22 of 28 Pages
business days after the receipt by Parent of a Notice of Superior Proposal, if the Superior Proposal described in such Notice of Superior Proposal continues to be a Superior Proposal in light of any transaction proposed by Parent prior to the expiration of the fifth business day after the receipt by Parent of such Notice of Superior Proposal, by the Company if the Company's Board of Directors determine in good faith, based upon the written advice of its independent financial advisors, that such Acquisition Proposal would, if consummated, result in a transaction more favorable to the Company's shareholders from a financial point of view than the transactions contemplated by the Acquisition Agreement and the Company's Board of Directors determines in good faith, based upon the written advice of independent legal counsel, that such action is required for the discharge of their fiduciary duties to shareholders under applicable law; (vi) at any time prior to the consummation of the Offer by Parent if the Company's Board of Directors withdraws or modifies in a manner adverse to Parent or Purchaser its approval of the Offer, the Acquisition Agreement, the Completion of the Acquisition, its recommendation to the Company's shareholders; or (vii) by the Company prior to the purchase by Purchaser of Common Shares pursuant to the Offer, if there shall have been a breach of any representation or warranty of Parent or Purchaser contained in the Acquisition Agreement which would reasonably be expected to materially and adversely affect the expected benefits for the Company's shareholders of the transactions contemplated under the Acquisition Agreement or prevent the consummation of the Offer or the Completion of the Acquisition or there has been a breach of any covenant or agreement of Parent or Purchaser contained in the Acquisition Agreement which would reasonably be expected to materially and adversely affect the expected benefits for the Company's shareholders of the transactions contemplated hereunder or prevent the consummation of the Offer or the Completion of the Acquisition and which, in the case of either (a) and (b) above, if curable, has not been cured prior to ten business days following notice of such breach.

     If the Acquisition Agreement is terminated pursuant to (a) clause (iii) due to a failure to satisfy the Minimum Condition at any time after any person has made an Acquisition Proposal and, within twelve months of the date of such termination, the Company enters into a definitive agreement relating to an Acquisition Proposal at a price per Common Share that exceeds the Offer Price with any person, (b) clauses (iv), (v) or (vi) above, the Company will pay Parent a non-refundable fee of U.S.$10 million plus expenses of U.S.$2 million (except for a termination under clause (iv) above, in which case only expenses of U.S.$2 million shall be payable).

SURVIVAL OF REPRESENTATIONS AND WARRANTIES

     The representations and warranties in the Acquisition Agreement shall not survive beyond the consummation of the Offer. The covenants and agreements in the Acquisition Agreement shall survive in accordance with their respective terms, including, but not limited to the "Indemnification" paragraph above.

                                                          Page 23 of 28 Pages

AMENDMENT; EXTENSION; WAIVER

     Subject to approval by the Company's Board of Directors in the manner described above under "Board Representation," the Acquisition Agreement may be amended by the Company, Parent and Purchaser in a writing signed on behalf of each of the parties; however, after approval of the Acquisition by the shareholders of the Company (if required by applicable law), no amendment may decrease the Offer Price or change the form thereof which adversely affects the shareholders without approval of such shareholders.

     Subject to approval by the Company's Board of Directors in the manner described above under "Board Representation," at any time prior to the Effective Time, the Company, on the one hand, and Parent and Purchaser, on the other hand, may in writing (i) extend the time for the performance of any of the obligations or other acts of the other party, (ii) waive any inaccuracies in the representations and warranties of the other party or
(iii) waive compliance by the other party with any of the agreements or conditions contained in the Acquisition Agreement.

EXPENSES

     Subject to the payment of a fee by the Company to Purchaser if the Acquisition Agreement is terminated under certain circumstances, each party shall bear its own expenses and costs in connection with the Acquisition Agreement and the transactions contemplated thereby.

GOVERNING LAW

     The Acquisition Agreement is governed by and construed in accordance with the laws of the State of Illinois, without regard to the principles of conflict of laws thereof.

SHAREHOLDER AGREEMENTS

     The following summary of the Major Shareholder Agreements and the Shareholder Letters (as defined below) does not purport to be complete and is qualified in its entirety to the complete text of such agreements, which are filed as exhibits to this Schedule 13D and incorporated herein by reference.

     Pursuant to the Major Shareholder Agreements, the Major Shareholders have agreed to tender all of the Common Shares held by them into the Offer. In addition, the Major Shareholders have granted Parent an option (the "Major Shareholder Options") to purchase all Common Shares held by them for the Offer Price. The Major Shareholder Options are exercisable by Parent at any time until the Acquisition Agreement is terminated, unless the Acquisition Agreement is terminated (i) by Parent due to a material breach by the Company under the Acquisition Agreement, (ii) by the Company in the event of a Superior Proposal if the Company's Board of Directors determine that such action is required for the discharge of their fiduciary duties to shareholders or (iii) by Parent if the Company's Board of Directors shall have withdrawn or modified its recommendation regarding the Offer, the Acquisition Agreement, the

                                                          Page 24 of 28 Pages

Compulsory Acquisition or the Amalgamation or the Company shall have entered into an agreement providing for an Acquisition Proposal, in which case, the Major Shareholder Options may be exercised by Parent until the later of (A) five business days following such termination of the Acquisition Agreement or
(B) two business days following the receipt by Parent of any required governmental consents required in connection with the exercise of the Major Shareholder Options.

     Pursuant to the Major Shareholder Agreements, the Major Shareholders have agreed not to sell, transfer or encumber any of the Common Shares held by them except in the Offer or otherwise to Parent. In addition, the Major Shareholders have agreed to vote, to the extent they are permitted to vote at law, all of the Common Shares held by them (i) in the manner directed by Parent with respect to any matters related to the acquisition of the Company by Parent and (ii) against any other amalgamations, mergers, recapitalizations, business combinations, sales of assets, liquidations or similar transactions involving the Company, or any other matters which would be inconsistent with Parent's intended acquisition of the Company. In furtherance of such voting agreement, the Major Shareholders have granted Parent an irrevocable proxy to vote all of the Common Shares held by them in accordance with the foregoing on any matters which may be presented to shareholders of the Company with respect to any matters related to the acquisition of the Company by Parent or any other amalgamations, mergers, recapitalizations, business combinations, sales of assets, liquidations or similar transactions involving the Company, or any other matters which would be inconsistent with Parent's proposed acquisition of the Company.

     As of March 20, 1998, the Major Shareholders collectively held 5,980,499 Common Shares, representing approximately 33.9% of the Common Shares outstanding as of March 12, 1998.

     Parent attempted to obtain commitments similar to the Major Shareholder Agreements with Oracle Partners, L.P. and Citinvest Value Investment Portfolio (VIP) Selector (the "Other Shareholders") but was unsuccessful. Instead, pursuant to letters dated March 13, 1998 (the "Shareholder Letters") from the Other Shareholders, the Other Shareholders have indicated to the Company their intention to tender all of the Common Shares held by them into the Offer. The Shareholder Letters expire on the earlier of the termination of the Acquisition Agreement or May 15, 1998. As of March 20, 1998, the Other Shareholders collectively held 1,935,617 Common Shares, representing approximately 11.5% of the Common Shares outstanding as of March 12, 1998.

AMENDMENT TO RIGHTS PLAN

     The following summary of the Rights Plan amendment does not purport to be complete and is qualified in its entirety by reference to the complete text thereof, which is filed as an exhibit to this Schedule 13D and incorporated herein by reference.

     Pursuant to the Acquisition Agreement, the Company amended the Rights Plan as of March 13, 1998 to exclude Parent, Purchaser and their subsidiaries from the definition of

                                                          Page 25 of 28 Pages

"Acquiring Person" therein and to clarify that the execution of the Acquisition Agreement, the execution of the other agreements referenced in the Acquisition Agreement, the consummation of the transactions contemplated by the Acquisition Agreement or the acquisition of Common Shares by Parent, Purchaser or their subsidiaries will not result in a "Separation Time" under the Rights Plan. The effect of these amendments is among other things, to permit Purchaser to acquire Common Shares pursuant to the Offer, the Completion of the Acquisition, the Major Shareholder Options and otherwise without adverse consequences.

CONFIDENTIALITY AGREEMENT

     The following summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Confidentiality Agreement, which is filed as an exhibit to
Schedule 13D and incorporated herein by reference.

     On February 22, 1998, the Company and Parent entered into the Confidentiality Agreement providing for the non-disclosure of confidential information to be provided by the Company to Parent and by Parent to the Company. The Confidentiality Agreement provided that if (1) Parent was afforded a reasonable opportunity to complete a reasonable due diligence investigation of the Company in connection with Parent making a proposal at or before 9:00 a.m. Eastern Standard Time March 3, 1998 (an "Initial Proposal") respecting a possible negotiated transaction; and (2) following such investigation, Parent had a reasonable opportunity to formulate and make an Initial Proposal to the Company respecting a possible negotiated transaction, then for a period of six months from the date of the Confidentiality Agreement, without the prior written consent of the Company's current Board of Directors or replacements designated by members of the Company's current Board of Directors, neither Parent nor any of its directors, officers, employees, partners, affiliates, agents, advisors or representatives will in any manner, directly or indirectly, (a) effect or seek, offer or propose to effect, or cause or participate in or in any way assist or act as advisor to any other person to effect or seek, offer or propose to effect or participate in, (i) any acquisition of any securities (or beneficial ownership thereof) or assets of the Company or any of its subsidiaries; (ii) any tender or exchange offer or merger or other business combination involving the Company or any of its subsidiaries; (iii) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Company or any of its subsidiaries; or (iv) any "solicitation" of "proxies" (as such terms are used in the proxy rules of the Securities and Exchange Commission) or consents to vote any voting securities of the Company, (b) otherwise act, alone or in concert with others, to seek to control or influence the management, Board of Directors or policies of the Company or (c) enter into any discussions or arrangements with any third party with respect to any of the foregoing.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NO.    DESCRIPTION
-----------    -----------

                                                          Page 26 of 28 Pages

EXHIBIT NO.    DESCRIPTION
-----------    -----------
99(a)(1)       Acquisition Agreement among International Murex
               Technologies Corporation, Abbott Laboratories and AAC
               Acquisition Ltd. dated as of March 13, 1998.

99(a)(2)       Confidentiality Agreement between International Murex
               Technologies Corporation and Abbott Laboratories dated
               February 22, 1998.

99(a)(3)       Shareholder Agreement between Abbott Laboratories and Edward J.
               DeBartolo, Jr.

99(a)(4)       Shareholder Agreement between Abbott Laboratories and Estate of
               Edward J. DeBartolo.

99(a)(5) Shareholder Agreement between Abbott Laboratories and University of Notre Dame.

99(a)(6)       Shareholder Agreement between Abbott Laboratories and C. Robert
               Cusick.

99(a)(7)       Shareholder Agreement between Abbott Laboratories and F. Michael
               P. Warren.

99(a)(8)       Shareholder Letter from Citinvest Value Investment Portfolio
               (VIP) Selector.

99(a)(9)       Shareholder Letter from Oracle Partners, L.P.

99(a)(10)      Amendment to Rights Plan dated as of March 13, 1998.

99(a)(11)      Joint Filing Agreement among Abbott Laboratories and AAC
               Acquisition Ltd. pursuant to Rule 13d-1(f)(1).

                                                          Page 27 of 28 Pages

                                SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 26, 1998


                          AAC ACQUISITION LTD.


                          By: /s/ Thomas D. Brown
                              __________________________________________
                          Name: Thomas D. Brown
                          Title: Vice President

                          ABBOTT LABORATORIES


                          By: /s/ Miles D. White
                              __________________________________________
                          Name: Miles D. White
                          Title: Executive Vice President

                              EXHIBIT INDEX

EXHIBIT NO.    DESCRIPTION
-----------    -----------

99(a)(1)       Acquisition Agreement among International Murex Technologies
               Corporation, Abbott Laboratories and AAC Acquisition Ltd.
               dated as of March 13, 1998.

99(a)(2)       Confidentiality Agreement between International Murex
               Technologies Corporation and Abbott Laboratories dated as of February 22, 1998.

99(a)(3)       Shareholder Agreement between Abbott Laboratories and
               Edward J. DeBartolo, Jr.

99(a)(4)       Shareholder Agreement between Abbott Laboratories and
               Estate of Edward J. DeBartolo.

99(a)(5)       Shareholder Agreement between Abbott Laboratories and
               University of Notre Dame.

99(a)(6)       Shareholder Agreement between Abbott Laboratories and
               C. Robert Cusick.

99(a)(7)       Shareholder Agreement between Abbott Laboratories and
               F. Michael P. Warren.

99(a)(8)       Shareholder Letter from Citinvest Value Investment Portfolio
               (VIP) Selector.

99(a)(9)       Shareholder Letter from Oracle Partners, L.P.

99(a)(10)      Amendment to Rights Plan dated as of March 13, 1998.

99(a)(11)      Joint Filing Agreement among Abbott Laboratories and AAC
               Acquisition Ltd. pursuant to Rule 13d-1(f)(1).